

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2013

Via E-Mail
Claude Brun
Chief Executive Officer and Director
InterCore Energy, Inc.
1 International Boulevard, Suite 400
Mahwah, NJ 07495

> **Re:** **InterCore Energy, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed October 25, 2013**
> **File No. 000-54012**

Dear Mr. Brun:

We have reviewed your filing and response letter dated October 23, 2013, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated September 6, 2013.

General

1.   We note that your amended registration statement did not include a copy marked to reflect changes made pursuant to our prior comment letter. Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Item 310 of Regulation S-T. Submission of HTML versions of the marked document that display changes made within paragraphs are particularly helpful to the review process.

Reasons for the Reverse Stock Split, page 14

2.   We reissue prior comment 2 in part, insofar as we are unable to locate disclosure stating whether you have any plans proposals or arrangements to issue additional shares in the context of future financings. Please revise to clarify whether you have any such plans.

Company's Capital Structure, page 19

3.   We note your revisions in response to prior comment 1; however, it appears that you have not disclosed the number of shares authorized but unreserved (i.e., available for issuance) both before and after the corporate actions. Please ensure that the two tables on pages 19 and 20 include a column specifying the number of shares authorized but unissued both before and after giving effect to the reverse stock split and the decrease in authorized common stock.

Please contact Ivan Griswold at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        Craig V. Butler, Esq.
        Law Offices of Craig V. Butler